Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Income from continuing operations before provision for income taxes and cumulative effect of accounting change per statement of income	$262,584	$236,890	$218,018	$137,765	$126,371
Add:
Portion of rents representative of the interest factor	5,560	5,581	4,307	3,571	3,626
Interest on debt & amortization of debt expense	145,236	146,607	132,658	65,437	63,660

Income as adjusted	$413,380	$389,078	$354,983	$206,773	$193,657

Fixed charges:
Interest on debt & amortization of debt expense (1)	$145,236	$146,607	$132,658	$65,437	$63,660
Capitalized interest (2)	3,011	3,641	2,542	1,184	623
Rents	16,679	16,743	12,922	10,712	10,878
Portion of rents representative of the interest factor (3)	5,560	5,581	4,307	3,571	3,626

Fixed charges (1)+(2)+(3)	$153,807	$155,829	$139,507	$70,192	$67,909

Ratio of earnings to fixed charges	2.69	2.50	2.54	2.95	2.85